                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549




                                    FORM 11-K




(Mark One)
[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                   For the fiscal year ended DECEMBER 31, 1999




                                       or




[ ]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                 Commission File No. 1-10568 (LG&E Energy Corp.)


                           A. Full Title of the Plan:

                         LG&E ENERGY CORP. SAVINGS PLAN



          B. Name of issuer of the securities help pursuant to the Plan and the address of its principal executive office:

                                LG&E ENERGY CORP.
                              220 West Main Street
                                 P. O. Box 32030
                           Louisville, Kentucky 40232

                                                       LGE Energy Corp
                                                       Savings plan financial
                                                       Statements 12319991.doc

LG&E ENERGY CORP. SAVINGS PLAN


FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 1999 AND 1998

TOGETHER WITH AUDITORS' REPORT

LG&E ENERGY CORP. SAVINGS PLAN


Financial Statements and Schedule
As of December 31, 1999 and 1998
-------------------------------------------------------------------------------


INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                                                         REFERENCE
                                                                                                         ---------
Report of Independent Public Accountants                                                                     Page 1

Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998                              Page 2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999               Page 2

Notes to Financial Statements and Schedule as of December 31, 1999 and 1998                              Page 3 - 7

Schedule I - Item 4(i) - Schedule of Assets Held for Investment Purposes As of December 31,1999              Page 8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
    LG&E Energy Corp. Savings Plan:


We have audited the accompanying statement of net assets available for benefits of LG&E Energy Corp. Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP
Louisville, Kentucky
         June 28, 2000

LG&E ENERGY CORP. Savings Plan


Statement of Net Assets Available for Benefits
As of December 31, 1999 and 1998
-------------------------------------------------------------------------------


                                                                                   PARTICIPANT DIRECTED
                                                                       ---------------------------------------------
                                                                              1999                     1998
                                                                       --------------------     --------------------
ASSETS

Investments - at Fair Value (Notes 1, 2 and 4)                         $      294,857,333       $      310,470,640
Contributions receivable:
  Employee                                                                        321,478                     -
  Employer                                                                        119,541                     -
                                                                       --------------------     --------------------

Net assets available for benefits                                      $      295,298,352       $      310,470,640
                                                                       ====================     ====================


Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999
-------------------------------------------------------------------------------


                                                                                                  PARTICIPANT
                                                                                                    DIRECTED
                                                                                              -------------------
Net assets available for benefits, beginning of year:                                         $      310,470,640
                                                                                              -------------------

Additions:
    Employee contributions                                                                            12,797,699
    Employer contributions                                                                             8,948,973
    Interest and dividend income                                                                      18,948,215
    Realized loss                                                                                     (3,400,721)
    Unrealized loss                                                                                  (28,604,452)
                                                                                              -------------------
         Total additions                                                                               8,689,714
                                                                                              -------------------

Deductions:
    Distributions/Withdrawals                                                                         23,862,002
                                                                                              -------------------

Net assets available for benefits, end of year:                                               $      295,298,352
                                                                                              ===================


The accompanying notes to financial statements and schedule are an integral part of these statements.

LG&E ENERGY CORP. Savings Plan


Notes To Financial Statements and Schedule
December 31, 1999 and 1998
-------------------------------------------------------------------------------


(1)      DESCRIPTION OF PLAN-

         The following description of the LG&E Energy Corp. Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a) GENERAL--Established April 1, 1987, the Plan is a defined contribution plan covering eligible employees of LG&E Energy Corp. and its subsidiaries (the "Company"). This Plan does not include bargaining unit employees of WKE Corp., Western Kentucky Energy Corp., and WKE Station Two and employees of Louisville Gas and Electric Company that are represented by Local 2100 of I.B.E.W; those employees are covered under separate plans. Effective September 3, 1997, the 401(k) plans covering employees of LG&E Natural Inc. (LNI) and LG&E Power Inc. (LPI) was merged into the Plan. Effective July 17, 1998, salaried employees of Western Kentucky Energy Corp., were eligible to participate in the Plan. Effective August 1, 1998, the Kentucky Utilities Company Employee Savings Plan and the Kentucky Utilities Company Employees' Stock Ownership Plan were merged into the Plan and employees of KU Energy Corporation and Kentucky Utilities Company were eligible to participate in the Plan. Eligible participants are certain employees employed by the Company for three months of continuous employment, as specified in the Plan. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b) PLAN MERGER--On June 3, 1998, the Board of Directors approved the merger of Kentucky Utilities Company Employee Savings Plan and the Kentucky Utilities Company Employees' Stock Ownership Plan into the Plan, effective August 1, 1998. Approximately $119.1 million was transferred into the Plan.

         (c) CONTRIBUTIONS AND VESTING--Employees choosing to participate may elect to contribute an amount equal to an integral percentage from one percent (1%) to sixteen percent (16%) of base pay and incentive compensation up to the annual IRS dollar limits.

              For all employees with the exception of LNI and LPI, the Company in turn will match fifty percent (50%) of the employees' contribution on the first six percent (6%) of eligible compensation. For the employees of LNI and LPI, the Company will match one hundred percent (100%) of the employee contribution up to a total four percent (4%) of eligible compensation and the Company may make a discretionary employer contribution of 3% of earnings as defined by the Plan. In 1999, the Company made approximately $686,000 of discretionary contributions for LNI and LPI employees.

              For all employees with the exception of LNI and LPI, the Company's contributions plus actual earnings thereon, are vested immediately. For LNI and LPI employees, the Company's contributions plus actual earnings thereon, are vested 20% for each year of service with 100% vesting after five years. Forfeited balances of terminated participants are used to reduce future Company contributions.

              Such contributions are allocated to the specific participant's investment fund accounts based upon the participants election.

       (d) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e) INVESTMENT OPTIONS-- Participants may choose from the following eleven mutual fund investment options or a company stock fund in 1% increments:

                  - FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO Invests in obligations issued or guaranteed as to timely payment of principal and interest by the U.S. government and its agencies or instrumentalities.

                  -        FIDELITY GINNIE MAE PORTFOLIO
                           At least 65% of the portfolio's total assets will be invested in Ginnie Mae under normal market conditions. The portfolio also invests in other obligations backed by the full faith and credit of the U.S. government, including U.S. Treasury bonds, notes and bills, and in repurchase agreements involving those obligations. This fund was frozen as of October 1, 1996. Participants may transfer money out of this fund into one of the other investment options at any time, however, no "new" money will be invested in this investment option.

                  -        FIDELITY PURITAN FUND
                           Diversifies investments among a variety of companies, industries and types of securities.

                  -        SPARTAN U.S. EQUITY INDEX PORTFOLIO
                           Attempts to duplicate the composition and total return of the Standard & Poor's 500 Index.

                  -        FIDELITY MAGELLAN FUND
                           Invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The Fund also diversifies investments among a variety of industries and sectors within the market.

                  -        FIDELITY INTERMEDIATE BOND FUND
                           Invests in all types of medium to high quality U.S. and foreign bonds, including corporate or U.S. government issues.

                  -        FIDELITY EQUITY INCOME II FUND
                           Invests in stocks of domestic and foreign companies with potential for capital growth.

                  -        FIDELITY CONTRAFUND
                           Invests in common stocks believed to be
                           undervalued and in companies that are currently out of public favor but show potential for capital growth.

                  -        WARBURG PINCUS EMERGING GROWTH FUND
                           Invests primarily in common stocks of rapidly growing small and medium sized companies which generally will benefit from new products or services, technology, or changes in management. The stocks are diversified among a variety of industries.

                  -        TEMPLETON FOREIGN FUND I
                           Invests primarily in common stocks and it can purchase securities in any foreign country, developed or developing.

                  -        LG&E ENERGY CORP. COMMON STOCK FUND, EFFECTIVE
                           JANUARY 1, 1998
                           Invests primarily in the stock of LG&E Energy Corp. as well as short term investments.

                  - JANUS WORLDWIDE FUND, EFFECTIVE AUGUST 1, 1998 Invests primarily in common stocks of foreign and domestic companies. The fund normally invests in issuers from at least five different countries, including the US; however the fund may at times invest in fewer than five countries or even a single country.

       (f) PARTICIPANTS LOANS--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms are for a period not exceeding five years. A participant can have up to four
              (4) loans. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates range from 6 percent to 10 percent. Principal and interest is paid ratably through monthly payroll deductions. Those participants that elect to take a loan are charged a minimal one-time loan-processing fee.

       (g) PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments over a ten year period, or any combination of lump-sum and periodic installments.

       (h) ESOP DIVIDENDS--Effective January 1, 1998, Plan participants who have dividends paid on LG&E Energy Corp. Common Stock were given a salary redirection in an amount equal to distributed Common Stock dividends. Deferrals made under this program are made to the Participant's Plan account and may offset the Participant's elected salary deferral percentage.

(2)    SUMMARY OF ACCOUNTING POLICIES-

       (a) BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

       (b) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

       (c) INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices in an active market which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       (d)    PAYMENT OF BENEFITS--Benefits are recorded when paid.

(3)    ADMINISTRATIVE COSTS-

       Certain expenses incurred for the administration of the Plan as well as the Company's various other plans are paid by the Company.

(4)    INVESTMENTS-

       Investments representing 5% or more of the plan's net assets are as follows:

                                                                       DECEMBER 31, 1999       DECEMBER 31, 1998
                                                                      --------------------    ---------------------
        Fidelity Magellan Fund                                        $       48,546,640      $        35,746,977
        Fidelity Contrafund                                                   29,052,534               21,278,033
        Spartan U.S. Equity Index Fund                                        63,689,606               55,540,475
        LG&E Energy Corp. Common Stock Fund                                   85,713,810              137,041,017
        Fidelity Ret. Gov't Money Market Portfolio                            18,931,106               19,599,826
        Fidelity Puritan Fund                                                 19,073,983               20,089,560

(5)    ACCOUNTING PRONOUNCEMENT-

       The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

(6)    RELATED PARTY TRANSACTIONS-

       Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(7)    PLAN TERMINATION-

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(8)    RECONCILIATION TO FORM 5500-

       Interest and dividends shown on the accompanying financial statements include $18,948,215 of interest and dividends from registered investment companies. This amount, together with the net realized and unrealized losses of $32,005,173 is shown as net investment gain from registered investment companies on the Plan's 5500.

(9)    TAX STATUS-

       The Internal Revenue Service has determined and informed the Company by a letter dated January 26, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(10)   SUBSEQUENT EVENT-

       On February 28, 2000, LG&E Energy Corp. announced that its Board of Directors accepted an offer to be acquired by PowerGen for cash of approximately $3.2 billion or $24.85 per share and the assumption of $2.2 billion of LG&E Energy Corp.'s debt. This acquisition is subject to SEC and other regulatory approvals. The currently anticipated effect of this transaction on the Plan would be to liquidate the LG&E Energy Corp. common stock fund and apply the proceeds to the other mutual fund options, based on participants election. Although various options remain under consideration by the Plan and the ultimate outcome or decision with respect to this transaction is not known at this time.

                                                                     SCHEDULE I

LG&E ENERGY CORP. SAVINGS PLAN
PLAN SPONSOR: LG&E ENERGY CORP.
EIN 611174555
PLAN NO. 005


ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
-------------------------------------------------------------------------------


      IDENTITY OF ISSUE                         DESCRIPTION OF ASSET                           COST                  FAIR VALUE
------------------------------    --------------------------------------------------    --------------------     -------------------
*Fidelity                         Fidelity Magellan Fund                                $        34,839,896      $       48,546,640
*Fidelity                         Fidelity Equity Income II Fund                                  3,293,164               3,182,463
*Fidelity                         Fidelity Contrafund                                            26,381,372              29,052,534
*Fidelity                         Spartan U.S. Equity Index Fund                                 42,217,428              63,689,606
 Warburg Pincus                   Warburg Pincus Emerging Growth Fund                             2,451,940               3,145,256
*LG&E Energy Corp.                LG&E Energy Corp. Common Stock Fund                            72,533,623              85,713,810
*Fidelity                         Fidelity Puritan Fund                                          18,506,839              19,073,983
*Fidelity                         Fidelity Ret. Gov't Money Market Portfolio                     18,931,106              18,931,106
 Templeton                        Templeton Foreign Fund A                                        1,944,781               2,214,675
 Janus                            Janus Worldwide                                                 6,077,843               9,008,614
*Fidelity                         Fidelity Intermediate Bond Fund                                 2,608,768               2,520,251
*Fidelity                         Fidelity Ginnie Mae Portfolio                                   1,764,900               1,702,742
*Participants                     Participant Loans **                                            8,075,653               8,075,653
                                                                                        -------------------      -------------------

Total                                                                                   $       239,627,313      $      294,857,333
                                                                                        ===================      ===================


*   Party-in-interest
**  Rate of interest = ranges from 6.0% to 10.0%


The accompanying notes to financial statements and schedule are an integral part of these statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, all members of the Committee having responsibility for the administration of LG&E Energy Corp. Saving Plan.


LG&E Energy Corp. Savings Plan
-----------------------------------
Name of Plan


June 28, 2000                 /s/ Victor A. Staffieri
                              ------------------------------------------
                                Victor A. Staffieri

                              /s/ Charles A. Markel
                              ------------------------------------------
                                Charles A. Markel

                              /s/ S. Bradford Rives
                              ------------------------------------------
                                S. Bradford Rives

                              /s/ Frederick J. Newton III
                              ------------------------------------------
                                Frederick J. Newton III

                              /s/ R. Foster Duncan
                              ------------------------------------------
                                R. Foster Duncan

                              /s/ Robert M. Hewett
                              ------------------------------------------
                                Robert M. Hewett